Exhibit 5.1

201 South Main Street Suite 1800 Salt Lake City, Utah 84111-2218 Post Office Box 45898 Salt Lake City, Utah 84145-0898 Telephone 801 532-1234 Facsimile 801 536-6111	Mark E. Lehman Direct Dial (801) 532-1234 E-Mail MLehman@pblutah.coml

August 10, 2005

Board of Directors

Synthetic Blood International, Inc.

3189 Airway Avenue, Building C

Costa Mesa, CA 92626

Re: Registration Statement on Form S-2

Gentlemen:

We have examined the Registration Statement on Form S-2 to be filed by you with the Securities and Exchange Commission on or about the date hereof in connection with the registration under the Securities Act of 1933, as amended, of a total of up to 21,909,866 shares of common stock (the “Shares”). The Shares are issuable on redemption or conversion of convertible debentures dated July 13, 2005 in the aggregate principal amount of $1,849,998 and the exercise of outstanding warrants to purchase 8,456,053 shares. The Shares are being registered so that they may be offered for sale for the benefit of the Selling Security Holders named in the Registration Statement. The Shares are to be sold from time to time in the over-the-counter market at prevailing prices or as otherwise described in the Registration Statement.

As your legal counsel, we have examined the proceedings taken by you in connection with the sale of the convertible debentures and warrants. It is our opinion that the Shares shall be, when issued in accordance with the terms of the convertible Debentures and warrants, legally and validly issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement, including the Prospectus constituting a part thereof, and any amendment thereto.

Sincerely,

/s/ Parsons Behle & Latimer
Parsons Behle & Latimer

MEL/cm